Exhibit 99.1

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. The Company does not intend to make any public offering of securities in the United States.

XINYUAN REAL ESTATE CO., LTD.

鑫苑地产控股有限公司

(Incorporated in the Cayman Islands with limited liability)

COMPLETION OF REDEMPTION OF SENIOR NOTES DUE 2018

Reference is made to the announcement of Xinyuan Real Estate Co., Ltd. (the “Company”) dated September 14, 2016 (the “Announcement”) in relation to the Company informing the Trustee and holders of the 2018 Notes of its intention to redeem an aggregate principal amount of US$183,000,000 of all outstanding 2018 Notes on October 18, 2016. Unless otherwise defined, capitalized terms used herein shall have the same meanings as defined in the Announcement.

The Company has redeemed an aggregate principal amount of US$183,000,000 of all outstanding 2018 Notes on the Redemption Date (the “Redemption”) at the redemption price equal to 106.625% of the principal amount thereof, being US$195,123,750, plus accrued and unpaid interest of US$11,113,590 to the Redemption Date. The total redemption price paid by the Company on the Redemption Date is US$206,237,340.

Upon completion of the Redemption, the 2018 Notes will be cancelled and delisted from the official list of the Singapore Exchange Securities Trading Limited.

On behalf of the Board
Xinyuan Real Estate Co., Ltd.
Yong Zhang
Chairman

October 19, 2016